

October 24, 2022

Harrie Schippers
Chief Financial Officer
PACCAR Inc
777 106th Ave. N.E
Bellevue, WA 98004

>   **Re: PACCAR Inc**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Response Dated October 13, 2022**
>   **File No. 001-14817**

Dear Harrie Schippers:

We have reviewed your October 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2022 letter.

Response dated October 13, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.   Your response to prior comment four states, in part, that you do not anticipate any material reputational risks resulting from emissions of your diesel combustion products that are distinct from such risks affecting the industry in which you operate. However, it is not clear from your response how you considered providing disclosure regarding reputational risks related to the commercial truck manufacturing industry in general, including those that could affect the perception of investors or lenders. Please advise or revise your disclosure accordingly.

Please contact Erin Donahue at 202-551-6063 or Ethan Horowitz at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing